        June 26, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Diversified Real Asset Income Fund
Registration Statement on Form N-14 8C
(File No. 333-196063)

Ladies and Gentlemen:

  Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of June 30, 2014, or as soon thereafter as practicable.

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Sincerely,

DIVERSIFIED REAL ASSET INCOME FUND

By:	/s/ Eric J. Thole
Name:	Eric J. Thole
Title:	Executive Vice President

Diversified Real Asset Income Fund – Acceleration Request